Free Writing Prospectus	Filed pursuant to Rule 433 under the Securities Act
(Supplements the Preliminary Prospectus	Registration Statement No. 333-221965
Supplement dated June 16, 2020)

CIT Group Inc.

$500,000,000

3.929% Senior Unsecured Fixed-to-Floating Rate Notes due 2024 (the “Notes”)

Pricing Term Sheet

June 16, 2020

Issuer:	CIT Group Inc.

Principal Amount:	$500,000,000

Final Maturity Date:	June 19, 2024

Benchmark Treasury:	0.250% UST due June 15, 2023

Benchmark Treasury Price:	100-02

Benchmark Treasury Yield:	0.229%

Spread to Benchmark Treasury:	370 basis points

Yield to Maturity:	3.929%

Price to Public:	100% of principal amount

Coupon:	3.929%

Interest Rate and Interest Payment Dates:

Fixed Rate Period:	From the issue date of the Notes to, but excluding, June 19, 2023 at a fixed rate equal to 3.929% per year, payable semi-annually in arrears on June 19 and December 19 of each year, commencing on December 19, 2020.

Floating Rate Period:	From and including June 19, 2023 (the date that is one year prior to the maturity date) until the maturity date at a floating rate equal to SOFR plus 382.7 basis points, payable quarterly in arrears on September 19, 2023, December 19, 2023, March 19, 2024 and June 19, 2024.

Day Count Convention:	Fixed Rate Period: 30/360 Floating Rate Period: Actual/360

Optional Redemption:

Redeemable in whole, but not in part, by the Issuer on June 19, 2023 (the date that is one year prior to the maturity date) at 100% of the principal amount of the Notes, plus accrued and unpaid interest thereon to the redemption date.

Also redeemable, in whole or in part, by the Issuer on or after May 19, 2024 (the date that is one month prior to the maturity date) at 100% of the principal amount of the Notes, plus accrued and unpaid interest thereon to the redemption date.

Joint Book-Running Managers:	Morgan Stanley & Co. LLC BofA Securities, Inc. Wells Fargo Securities, LLC

Co-Managers:

Barclays Capital Inc.

CIT Capital Securities LLC

Citigroup Global Markets Inc.

Citizens Capital Markets, Inc.

Credit Suisse Securities (USA) LLC

Deutsche Bank Securities Inc.

J.P. Morgan Securities LLC

Trade Date:	June 16, 2020

Settlement Date:	June 19, 2020 (T+3). Under Rule 15c6-1 of the Securities and Exchange Act of 1934, as amended, trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on the date of pricing will be required, by virtue of the fact that the Notes will initially settle in T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.

CUSIP/ISIN Number:	125581 HA9 / US125581HA94

Change to Preliminary Prospectus Supplement:

The “Underwriting” section of the Preliminary Prospectus Supplement is hereby amended to change the heading to “Underwriting (Conflicts of Interest)” and to add the following above “Notice to Prospective Investors” on page S-32:

“Conflicts of Interest

CIT Capital Securities LLC (“CIT Capital”) is an affiliate of CIT Group Inc., and, as such, has a “conflict of interest” in this offering of Notes within the meaning of Rule 5121 of the Financial Industry Regulatory Authority, Inc. (FINRA). Consequently, this offering is being conducted in compliance with the provisions of Rule 5121. No qualified independent underwriter is required in connection with this offering because the underwriters primarily responsible for managing this offering do not have a conflict of interest, are not affiliates of any underwriter that does have a conflict of interest and meet the requirements of paragraph (f)(12)(E) of Rule 5121. CIT Capital is not permitted to sell securities in this offering to an account over which it exercises discretionary authority without the prior specific written approval of the account holder.”

The same paragraph is also added in the “Prospectus Supplement Summary – The Offering” section of the Preliminary Prospectus Supplement below “Use of Proceeds.”

The Issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the Issuer or any underwriter will arrange to send you the prospectus if you request it by calling or emailing any of the Joint Book-Running Managers at:

Morgan Stanley & Co. LLC	866-718-1649 (toll free)
BofA Securities, Inc.	800-294-1322 (toll free) or dg.prospectus_requests@bofa.com
Wells Fargo Securities, LLC	800-645-3751 (toll free)

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.